SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2010
KT Corporation
By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

Declaration of cash dividend

Dividend type	Regular (year-end) dividend

Dividends declared per share	KRW 2,000

Dividend yield ratio	4.9%

Total dividends declared (KRW)	486,392,936,000

Record date	December 31, 2009

Dividend payment date	—

Scheduled date of the annual general meeting of the shareholders	March 12, 2010

Date of the board resolution	February 11, 2010

Attendance of outside directors	Present: Six of Seven

Attendance of audit committee members	Present

Above material is based on the net profit of 2009 and subject to change pending completion of the audit by the independent auditors, as well as approval by the annual general meeting of the shareholders.

The dividend payment date is expected to be within one month from the date of the annual general meeting of the shareholders.

All of the members of KT’s audit committee are outside directors.